NO ACT

PE
9-30-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

1934
14d-10(a)(1) + 14e-5
October 3, 2011



11008164

October 3, 2011

Via Facsimile (212) 225-3999 and U.S. Mail



Received SEC
OCT 03 2011
Washington, DC 20549

Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Re: Exchange Offer by America Movil, S.A.B. de C.V for all outstanding shares of Teléfonos de México, S.A.B. de C.V. ("TMX")
File No. TP 10-23

Dear Mr. Sternberg:

We are responding to your letter dated September 30, 2011 to Michele Anderson, Christina Chalk, and Josephine Tao, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence and the accompanying letter from Mexican counsel. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of September 30, 2011.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1) under the Exchange Act. This exemption permits the use of the dual tender offer structure for the tender offers for Series A and Series L Shares of TMX, as described in your letter. The U.S. Offer will be open to all holders of TMX Series A and Series L ADSs and to all holders of Series A and L Shares who are U.S. residents. The Mexican Offer will be open to all holders of TMX Series A and Series L Shares, including U.S. persons who hold Series A and Series L Shares but not including holders of TMX ADSs. In this regard, we note your representation that U.S. holders of TMX Series A and L Shares may not be excluded from the Mexican Offer pursuant to Mexican law. The Mexican Offer will also be open to holders of TMX Series AA Shares. While the U.S. Offer will not include holders of TMX Series AA Shares, we note that there are currently no

U.S. holders of Series AA Shares and both Mexican law and TMX's bylaws prohibit persons who are not Mexican citizens and corporations not incorporated in Mexico from holding Series AA Shares.

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 permits AMX to purchase TMX Shares pursuant to the Mexican Offer during the U.S. Offer. You do not request and we do not grant any relief regarding purchases or arrangements to purchase TMX Securities outside the U.S. Offer otherwise than pursuant to the Mexican Offer. In granting this relief, we note that, except for the relief specifically granted herein, the Offers will comply with the requirements of Rule 14e-5. This exemption is subject to the condition that all conditions of Rule 14e-5(b)(11) except for Rule 14e-5(b)(11)(i) will be satisfied.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated September 30, 2011 and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Divisions of Corporation Finance or Trading and Markets determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Trading and Markets express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance and the Division of Trading and Markets pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance



Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Enclosures

CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
FRANKFURT
COLOGNE
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

Writer's Direct Dial +1 212 225 2386
E-Mail: csoto@cgsh.com

ROME
MILAN
HONG KONG
BEIJING
BUENOS AIRES
SÃO PAULO

October 6, 2011

BY MAIL

U.S. Securities and Exchange Commission
100 F. Street. N.E.
Washington, D.C. 20549-3628
Attention: Ms. Christina E. Chalk
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Re: Proposed Tender Offer by América Móvil, S.A.B. de C.V. for all of the outstanding shares of Teléfonos de México, S.A.B. de C.V.

Dear Ms. Chalk:

Enclosed please find an original executed copy of Cleary Gottlieb Steen & Hamilton LLP's Exemptive Relief Request Letter and of Robles Miaja Abogados' related opinion regarding the above referenced matter.

If you require any further information or have any questions please contact me at (212) 225-2386.

Regards,



Carlos M. Soto

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON
MOSCOW • FRANKFURT • COLOGNE • ROME • MILAN
HONG KONG • BEIJING • BUENOS AIRES • SÃO PAULO

Writer's Direct Dial: +1 212 225 2630
E-Mail: dsternberg@cgsh.com

September 30, 2011

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:
Ms. Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina E. Chalk
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Josephine J. Tao
Assistant Director, Office of Trading Practices and Processing
Division of Trading and Markets

Re: Proposed Tender Offer by América Móvil, S.A.B. de C.V. for all of the outstanding shares of Teléfonos de México, S.A.B. de C.V.

Dear Ms. Anderson, Ms. Chalk and Ms. Tao:

We are writing on behalf of our client, América Móvil, S.A.B. de C.V., a public stock corporation with variable capital (*sociedad anónima bursátil de capital variable*) ("AMX") organized under the laws of the United Mexican States ("Mexico"), in connection with proposed tender offers by AMX in the United States and in Mexico for the outstanding shares of Teléfonos de México, S.A.B. de C.V., a public stock corporation with variable capital organized under the laws of Mexico ("TMX"), in order to request exemptive relief from the Securities and Exchange

Commission (the "Commission") from provisions of Rules 14d-10(a)(1) and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

A. Introduction

AMX is the largest provider of wireless communications services in Latin America based on subscribers. TMX is the leading provider of fixed-line voice and broadband services in Mexico, where it is only nationwide provider of fixed-line telephony services. AMX, through its subsidiaries, Carso Global Telecom, S.A.B. de C.V. ("CGT") and Empresas y Controles en Comunicaciones, S.A. de C.V. ("ECC"), currently owns approximately 60% of the outstanding equity securities of TMX.

On August 1, 2011, AMX publicly announced its intention to offer to purchase all of the outstanding equity securities of TMX not owned by AMX's subsidiaries for cash, through two concurrent tender offers, one in the United States (the "U.S. Offer") and one in Mexico (the "Mexican Offer" and, together with the U.S. Offer, the "Offers").

The publicly traded TMX equity securities consist of Series A shares (the "A Shares") and Series L shares (the "Shares" and, together with the A Shares, the "TMX Public Shares"), as well as American Depositary Shares representing A Shares (the "A ADSs") and L Shares (the "L ADSs" and, together with the A ADSs, the "ADSs"). We refer to the ADSs together with the TMX Public Shares as the "TMX Public Securities".

TMX also has outstanding Series AA Shares (the "AA Shares"). The AA Shares, which by their terms may only be held by qualified Mexican investors, are not traded on any exchange in the United States, Mexico or elsewhere and are very closely held. Approximately 96% of the outstanding AA Shares are owned by AMX and by a Mexican affiliate of AT&T Inc. ("AT&T"). The remaining 4% of the outstanding AA Shares are currently held by four Mexican persons – a pension fund, a foundation and two individuals.[1] There are no American Depositary Shares representing AA Shares. The AA Shares are the subject of the Mexican Offer, but not the U.S. Offer. The AA Shares and the TMX Public Shares are collectively referred to as the "TMX Shares" and, together with the ADSs, the "TMX Securities").

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[1] Ownership by non-Mexican citizens of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the Mexican Foreign Investment Law and the related regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by investors who are not Mexican citizens, Mexican companies typically limit particular classes of their stock to Mexican ownership. The Foreign Investment Law provides that non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation, such as Telmex, engaged in the telephone business. In order to ensure compliance with this restriction, the Telmex bylaws provide that AA Shares must always represent at least 51% of the combined AA Shares and A Shares (which together comprise the voting stock of Telmex) and may be owned only by natural persons who are Mexican citizens (*personas físicas de nacionalidad Mexicana)* or Mexican corporations (*sociedades Mexicanas*) and certain trusts if majority share ownership or beneficial interest is in turn restricted to natural persons who are Mexican citizens.

TMX is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). The L ADSs are listed on the New York Stock Exchange (the "NYSE") and the A ADSs are listed on the NASDAQ Capital Market,[2] and the TMX Public Securities are registered pursuant to Section 12(b) of the Exchange Act. TMX is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and furnishes 6-Ks with the Commission. The U.S. Offer will accordingly be subject to, and will be conducted in accordance with, the applicable requirements of the Exchange Act.

In Mexico, tender offers are regulated by the Securities Market Law (*Ley del Mercado de Valores*) (the "Mexican Securities Law") and by the General Rules Applicable to Issuers of Securities and Other Participants in the Stock Exchange, as amended (the "Mexican Regulations") issued by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the "CNBV"). The Mexican Offer will accordingly be conducted in accordance with the applicable requirements of the Mexican Securities Law and the Mexican Regulations and be subject to the supervision of the CNBV and the Mexican Stock Exchange.

Because both the Mexican and U.S. regulatory schemes would be applicable to offers to purchase all of the TMX Public Securities, for the reasons outlined below, concurrent dual tender offers are the most efficient means to complete such a transaction in compliance with both regimes. As a result, the Offers will consist of (i) the U.S. Offer open to all holders of ADSs and to all holders of A Shares and L Shares who are resident in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"), and concurrently (ii) the Mexican Offer open to all holders of AA Shares, A Shares and L Shares.

In connection with the proposed structure of the Offers, we are hereby requesting on behalf of AMX that the Commission grant exemptive relief:

(i) from Rule l4d-10(a)(l) under the Exchange Act to permit the dual tender offer structure of the Offers; and

(ii) from Rule 14e-5 under the Exchange Act to permit AMX to purchase TMX Shares pursuant to the Mexican Offer.

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[2] Each A ADS represents twenty A Shares, and each L ADS represents twenty L Shares. The A Shares and the L Shares are listed on the Mexican Stock Exchange (*Bolsa Mexicana de Valores*).

B. The Parties

1. AMX

AMX is the largest provider of wireless communications services in Latin America based on subscribers. As of June 30, 2010, AMX had 236 million wireless subscribers and 54 million fixed revenue generating units. In 2010, AMX had operating revenues of Ps.608 billion ($49.2 billion) and net income of Ps.99 billion ($8.0 billion) and its total assets at December 31, 2010 were Ps.877 billion ($70.9 billion). AMX's Series L Shares and Series A Shares are traded on the Mexican Stock Exchange, are listed and traded outside Mexico in the form of American Depositary Shares on the NYSE (Series L Shares) and the National Market System of NASDAQ (Series A Shares) and are all registered under the Exchange Act. The company's current market capitalization is approximately $83 billion. AMX is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and furnishes 6-Ks with the Commission. Through their direct and beneficial ownership of AMX Series L Shares and Series AA Shares, Carlos Slim Helú, together with his sons and daughters (together, the "Slim Family") may be deemed to control AMX. However, the company is managed by a board of fourteen directors, of whom only four are related to the Slim Family and the other ten are unrelated to the Slim Family and independent (as defined in the NYSE's rules and under Mexican legal standards) of AMX itself.

2. TMX

TMX is the leading provider of fixed-line voice and broadband services in Mexico, where it is the only nationwide provider of fixed-line telephony services. As of June 30, 2011, TMX had 15.3 million fixed-line voice subscribers and 7.7 million broadband subscribers in Mexico. TMX offers a variety of telecommunications services, including local service, domestic and international long-distance service, public telephony services, corporate network services and Internet access service, under a variety of plans to meet the needs of different user segments.

As noted above, TMX has three outstanding series of equity capital – the AA Shares, the A Shares and the L Shares – two of which are listed on the NYSE and/or the NASDAQ Capital Market and registered pursuant to Section 12(b) of the Exchange Act.

As of August 12, 2011 AMX, through its subsidiaries CGT and ECC, was the holder of 6,000,000,000 AA Shares, 4,718,505,340 L Shares and 91,994,660 A Shares, representing approximately 76.53%, 48.08% and 24.48% of the outstanding shares of each series respectively. Additionally, 426,370,685 L Shares and 547,500 A Shares, representing approximately 4.34% and 0.15% of the outstanding shares of each series respectively were held by the Slim Family and certain of their affiliates (other than AMX's subsidiaries) .

AMX has considered whether or not the U.S. Offer qualifies for the Tier II exemptive relief provided under Rule 14d-1(d). Based on the information and the inquiries as to

U.S. ownership summarized below, AMX believes that the U.S. Offer does not qualify for Tier II with respect to either the L Shares or the A Shares.

In order to determine the percentage of outstanding L Shares and A Shares held by U.S. holders as of August 12, 2011 in accordance with Rule 14d-1(d), AMX initiated two inquiries. It first requested and obtained from J.P. Morgan, the depositary bank for the ADSs, the total numbers of L ADSs and A ADSs, respectively, that as of August 12, 2011, were held by persons with registered addresses in the United States (including ADSs held through DTC). Thereafter, AMX, on August 19, 2011, made a formal request through TMX to S.D. Indeval, S.A. de C.V. ("Indeval"), the Mexican clearing system, that Indeval obtain from its participant institutions the numbers of L Shares and A Shares held by them as of August 12, 2011 for the benefit of residents of the United States.

With respect to the L Shares, based on these inquiries, AMX has determined that as of August 12, 2011, approximately 2,277,721,540 L Shares were represented by L ADSs held by persons with registered addresses in the United States, and that participants in Indeval held an aggregate of approximately 1,071,885,264 L Shares for holders with registered addresses in the United States. Accordingly, to the best of AMX's knowledge, as of August 12, 2011, an aggregate of approximately 3,349,606,804 L Shares (34% of the total outstanding) were held by persons with registered U.S. addresses.

Similarly, with respect to the A Shares, AMX has determined that as of August 12, 2011, approximately 92,365,060 A Shares were represented by A ADSs held by persons with registered addresses in the United States, and that participants in Indeval held an aggregate of approximately 90,987,208 A Shares for holders with registered addresses in the United States. Accordingly, to the best of AMX's knowledge, as of August 12, 2011, an aggregate of approximately 183,352,268 A Shares (49% of the total outstanding) were held by persons with registered U.S. addresses.[3]

Following the method prescribed by Instruction 2 to Rule 14d-1(d) to determine the percentage of outstanding subject securities held by U.S. holders, AMX has determined that the percentage of U.S. ownership of each series of TMX Shares subject to the U.S. Offer for purposes of Tier II is 71.74% with respect to the L Shares and 64.72% with respect to the A Shares.

In calculating the above percentages, in accordance with the Instruction that securities held by the "bidder" be excluded from the calculation of U.S. ownership for purposes of Rule 14d-1(d), all TMX Shares held by AMX (through CGT and ECC) as well as all TMX Shares held by the Slim Family have been excluded.

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[3] As of August 12, 2011, there were 9,814,041,186 L Shares and 375,862,732 A Shares outstanding (including shares underlying ADSs).

C. Applicable Provisions of Mexican Law

In Mexico, tender offers for securities registered with the CNBV are regulated by the Mexican Regulations and the Mexican Securities Law. Mexican counsel to AMX has advised us that a tender offer may not be carried out, nor may tender offer documents be disseminated, in Mexico unless the tender offer and the tender offer materials comply with the Mexican Regulations and the Mexican Securities Law. As a result, dissemination in Mexico of the U.S. tender offer materials in conformity with U.S. laws, regulations and procedures would violate the Mexican Regulations and the Mexican Securities Law.

Mexican counsel has further advised us that, under the Mexican Regulations, the CNBV will not accept or approve a direct Spanish translation of the U.S. tender offer materials for use in Mexico. The Mexican Regulations mandate, and the CNBV expects, that a bidder will file for approval tender offer materials that follow a specific format rather than merely translating the U.S. tender offer materials into Spanish.

Mexican counsel has also advised us that, under the Mexican Regulations and practice in Mexico, tender offer materials are not disseminated by mail to security holders. Instead, the dissemination requirement is satisfied by posting the tender offer materials on the websites of the CNBV and the Mexican Stock Exchange. Dissemination to security holders, as would be required under the Exchange Act, is neither required nor customary in Mexico and would be onerous and impractical in the absence of an established infrastructure.

There are a number of other aspects of Mexican law that are inconsistent with U.S. law with respect to tender offers. For example, the Mexican Securities Laws provide that an offer may be modified prior to its expiration without CNBV approval only if the modification provides a more favorable treatment for the offerees and the offer period is extended for at least five business days or otherwise as contemplated in the offer. The Mexican Regulations contain a similar provision, but also provide that an offer may only be modified prior to its expiration in accordance with the terms set forth in the offering document relating to such offer. These offer extension provisions conflict with U.S. laws, which permit modification to an offer regardless of its nature, provided that such offer remains open after such modification for certain prescribed periods.

Under the Mexican Regulations, the bidder must file for approval with the CNBV a preliminary offering document prior to commencement of the offer providing certain specified information and any other information that would be relevant to an investor in making an investment decision. All such information must be provided in Spanish. No such similar approval prior to commencement of the U.S. Offer is required pursuant to U.S. laws.

We attach with this letter the opinion delivered by Mexican counsel to AMX stating that the descriptions of Mexican law and takeover regulations contained herein are accurate and complete in all materials respects.

D. The Offers

On August 1, 2011 (the "Announcement Date"), AMX announced its intention to offer to purchase all of the outstanding TMX Securities in exchange for cash.

In order to comply with the Mexican Regulations and Mexican Securities Law, and with applicable U.S. law, AMX proposes to structure the Offers as follows:

1. AMX will offer to purchase for cash (i) each outstanding AA Share, A Share or L Share for Mexican pesos 10.50 per share in the Mexican Offer and the U.S. dollar equivalent of Mexican pesos 10.50 per share in the U.S. Offer and (ii) each outstanding A ADS or L ADS for the U.S. dollar equivalent of Mexican pesos 210.00 per ADS.

2. The U.S. Offer will be open to all holders of A ADSs and L ADSs and to all holders of A Shares and L Shares who are U.S. Residents. The Mexican Offer will be open to all holders of AA Shares, A Shares and L Shares, including holders who are U.S. Residents.

3. The consideration in the Mexican Offer will be payable in Mexican pesos. Such consideration will be paid at the same time to all TMX shareholders.

4. The consideration in the U.S. Offer will be payable in Mexican pesos to the custodian, which will subsequently arrange for conversion of the consideration into U.S. dollars at the exchange rate in effect the day following the expiration of the U.S. Offer.

5. AMX has filed with the CNBV and the Mexican Stock Exchange an application for approval of the Mexican Offer. The preliminary offering document filed with the application was granted confidential treatment by the CNBV and, accordingly, has not been made public in Mexico. The final offering document approved by the CNBV will be made public by posting it on the web site of the Mexican Stock Exchange on or before the commencement date of the Offers (as applicable, the "Commencement Date"). In addition, AMX will publish a notice of the Mexican Offer in a Mexican newspaper of national circulation on the Commencement Date and at least once every three days during the offer period.

6. The Mexican Offer is required to commence within 20 business days of receiving approval from CNBV. As soon as practicable following the approval of the Mexican Offer by the CNBV, AMX will commence the Mexican Offer. AMX anticipates commencing the U.S. Offer on the same date, and AMX will file with the Commission a Schedule TO with respect thereto (which will also constitute a statement on Schedule 13e-3). AMX also intends to publish in a newspaper of national circulation in the United States a tombstone-style advertisement setting forth the information generally required by Section 14(d) of the Exchange Act and Regulation 14D thereunder.

7. Promptly after the Commencement Date, AMX will disseminate the U.S. Offer materials in accordance with U.S. law and the Mexican Offer materials in accordance with Mexican law.

8. The Mexican Regulations require that all holders of AA Shares, A Shares and L Shares, including U.S. Residents, be allowed to participate in the Mexican Offer. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer materials will describe how U.S. Residents can tender A Shares and L Shares in the Mexican Offer should they choose to do so. The Mexican Offer materials will not be distributed to U.S. Residents, but they will be posted on the web sites of the CNBV and the Mexican Stock Exchange, in accordance with the Mexican Regulations and Mexican Securities Law.

9. The U.S. Offer will initially remain open for at least 20 business days from commencement (or such longer period of time as is required by Rule 14d-4(d)(2)) and the Mexican Offer will remain open for the same period. The U.S. Offer and the Mexican Offer materials will provide that AMX may extend the Offers when it is required to do so by applicable laws and regulations. The U.S. Offer materials and the Mexican Offer materials will also state that, if, on or prior to the expiration date the conditions to either of the Offers are not satisfied (or waived to the extent permitted by the terms of the Offers and applicable law), AMX may extend the Offers pursuant to applicable laws and regulations until all the offer conditions have been satisfied (or so waived). Both the U.S. offer and the Mexican Offer will provide withdrawal rights as required by Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder.

10. AMX has not purchased or made any arrangement to purchase TMX Securities outside of the U.S. Offer since the Announcement Date and will not do so until expiration date of the U.S. Offer, except pursuant to the Mexican Offer.

11. If the consideration per TMX Public Share in the Mexican Offer is increased, AMX will (and the U.S. Offer materials will provide that AMX will) make a corresponding increase to the consideration to be paid per TMX Public Security pursuant to the U.S. Offer (taking into account the number of A Shares and L Shares represented by each TMX ADS). Similarly, if the consideration per TMX Public Security in the U.S. Offer is increased, AMX will (and the Mexican Offer will provide that AMX will) make a corresponding increase to the prices to be paid per TMX Public Share pursuant to the Mexican Offer.

12. The Offers will be subject to customary conditions, including receipt of certain regulatory approvals, but will not be subject to any minimum tender condition.

13. In connection with the Offers, AMX will comply with applicable Mexican law, including the Mexican Regulations and Mexican Securities Law. Except as otherwise permitted pursuant to the relief requested herein, the Offers will comply with all provisions of applicable U.S. law. Except as may be required by the law governing each offer and except as noted in this letter, AMX expects that the terms and conditions of the two Offers will be identical in all material respects.

E. Applicable Exchange Act Rules

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer for an equity security unless such offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of ADSs and to all holders of A Shares and L Shares who are U.S. residents. The Mexican Offer will be open to holders of AA Shares, A Shares and L Shares (and not to holders of ADSs). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers at least as respects the offer for L Shares and A Shares.

2. Rule 14e-5

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit AMX from conducting or purchasing TMX Public Shares pursuant to the Mexican Offer during the pendency of the U.S. Offer.

F. Discussion

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules for cross-border offerings, including tender offers, relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054, International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, when U.S. ownership of the class of security of the foreign company sought in the offer (the "Subject Securities") is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction.

As described above, although the rights and protections afforded holders of the Subject Securities under each regulatory regime are substantially consistent, there are several points of conflict between tender offer rules and practices in Mexico and in the United States. We believe the best method for reconciling the differing U.S. and Mexican laws and practices is the dual offer structure proposed herein.

The Commission has previously recognized that the reconciliation of Mexican and U.S. securities laws and regulations in transactions such as the Offers is facilitated by a dual tender offer structure and has approved dual offer structures in prior orders, including with respect to dual tender offers made in the U.S. and Mexico. Based on this conclusion, the Commission has granted exemptions from Rule 14d-10 and acknowledged that dual offers could be conducted without the foreign offer being subject to Section 14(d) of the Exchange Act and the rules thereunder.

Most recently and most clearly on point, in *In the Matter of Exchange Offer by América Móvil, S.A.B. de C.V. for All Outstanding Shares of Telmex Internacional, S.A.B. de C.V.*, Exchange Act File TP 10-23 (April 23, 2010) the Staff, in substantially identical circumstances, granted AMX similar relief in connection with its 2010 exchange offer for shares of Telmex Internacional.

See also *In the Matter of Offer by Pepsi-Cola (Bermuda) Ltd. For Ordinary Shares and American Depositary Shares of Wimm-Bill-Dan Foods OJSC* (March 18, 2011); *In the Matter of Agrupación Aeroportuaria Internacional II, S.A. de C.V. Tender Offer for Series B Shares and ADSs of Grupo Aeropotuario del Sureste, S.A.B. de C.V.* (May 9, 2007). See also *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003), *In the Matter of Vimpelcom Ltd., Altimo Holdings & Investments Ltd and Telenor ASA Offer for Shares of Vimpel-Communications* (February 5, 2010), *In the Matter of E.ON Aktiengesellschaft's Offer for Endesa, S.A.* (December 6, 2006), *In the Matter of Gas Natural SDG, S.A.'s Exchange Offer for Shares of Endesa, S.A.*, Exchange Act File No. TP 06-38 (March 6, 2006), *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002), *In the Matter of Ivax Corp.'s Tender Offer Shares and ADSs of Laboratory Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001), and *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001). In *In the Matter of Exchange Offer by América Móvil, S.A.B. de C.V. for All Outstanding Shares of Telmex Internacional, S.A.B. de C.V.*, Exchange Act File TP 10-23 (April 23, 2010) as well as in several of the other cited instances, the level of U.S. ownership in the series of shares tendered exceeded 40%.

In view of the fact that the U.S. Offer will be for all ADSs and for A Shares and L Shares held by persons who are U.S. Residents, and the Mexican Offer will be for all AA Shares, A Shares and L Shares, and that there are otherwise no material differences between the U.S. Offer and the Mexican Offer, AMX respectfully requests that the Offers in respect of the L Shares and A Shares be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the Offers as described herein. Given (i) the protections afforded by the Mexican regulatory regime, (ii) that the Offers will be made on the same financial terms and (iii) the minimal differences in the procedural requirements applicable to each of the Offers, we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release, the Exchange Act and prior Commission relief.

2. Rule 14e-5

While a literal reading of Rule 14e-5 could be interpreted to prohibit AMX from conducting or purchasing TMX Public Shares pursuant to the Mexican Offer during the pendency of the U.S. Offer, Rule 14e-5(b)(11) permits purchases or arrangements to purchase pursuant to a foreign offer where the offeror seeks to acquire subject securities through a U.S. tender offer and a concurrent or substantially concurrent foreign offer, if certain conditions are satisfied.

As described above, the Offers will meet all of the conditions set forth in Rule 14e-5(b)(11), with the exception of the requirement that the Offers qualify for Tier II exemptive relief, at least as respects the offer for L Shares and A Shares.

The Commission has granted relief from Rule 14e-5 with respect to dual offers that met all of the conditions now set forth in Rule 14e-5(b)(11) other than the Tier II condition. Again, perhaps the most relevant precedent is *In the Matter of Exchange Offer by América Móvil, S.A.B. de C.V. for All Outstanding Shares of Telmex Internacional, S.A.B. de C.V.*, Exchange Act File TP 10-23 (April 23, 2010). See also *In the Matter of Offer by BHP Billiton Ltd., BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Ltd. for All Common Shares of Potash Corporation of Saskatchewan, Inc.*, Exchange Act File TP-10-60 (August 26, 2010); *In the Matter of Vimpelcom Ltd., Altimo Holdings & Investments Ltd and Telenor ASA Offer for Shares of Vimpel-Communications* (February 5, 2010) (percentage of outstanding shares held by U.S. residents is approximately 44.4%); and *In the Matter of Agrupación Aeroportuaria Internacional II, S.A. de C.V. Tender Offer for Series B Shares and ADSs of Grupo Aeropotuario del Sureste, S.A.B. de C.V.* (May 9, 2007) (percentage of outstanding shares held by U.S. residents is approximately 56%). See also *Tender offer by Petersen Energia Inversora, S.A. for YPF S.A.* (September 9, 2008) (percentage of outstanding shares held by U.S. residents is approximately 48.05%); and *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Geinez S.A. de C. V.*, Exchange Act File TV 02-93 (October 14, 2002) (percentage of outstanding shares held by U.S. residents exceeds 40% and is not more than 70.8%).

Rule 14e-5 is designed to prevent manipulative and deceptive practices pursuant to which an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Because the proposed dual offer structure involves purchases pursuant to a concurrent, substantially identical foreign tender offer and holders of TMX Public Securities will be entitled to participate in the U.S. Offer on terms at least as favorable as those offered in the Mexican Offer, those concerns should not be relevant in this context. Furthermore, AMX's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders, who will be assured the benefit of the same price paid in the Mexican Offer.

In view of the foregoing, AMX respectfully requests exemptive relief from the provisions of Rule 14e-5 in connection with the Offers in respect of the L Shares and A Shares pursuant to Rule 14e-5(d) with regard to the conduct of the Mexican Offer.

G. Relief Requested

1. Rule 14d-10(a)(1) Relief

AMX respectfully requests that the Offers be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the Offers in respect of the L Shares and A Shares as described herein.

2. Rule 14e-5 Relief

AMX respectfully requests exemptive relief from Rule 14e-5 under the Exchange Act to allow AMX to make the Mexican Offer and to purchase L Shares and A Shares thereunder after the public announcement, but prior to the expiration, of the U.S. Offer.

If you require any further information or have any questions please contact me at (212) 225-2630 or either of my partners, Nicolas Grabar at (212) 225-2414 or Duane McLaughlin at (212) 225-2106.

Very truly yours,



Daniel S. Sternberg

Enclosure

cc: Alejandro Cantú Jiménez, Esq., América Móvil, S.A.B. de C.V.
Rafael Robles Miaja, Esq.

ROBLES MIAJA
ABOGADOS

RAFAEL ROBLES MIAJA
CLAUDIA AGUILAR BARROSO
CECILIA QUINTANILLA MADERO
ALEJANDRO CHICO PIZARRO
MARÍA LUISA PETRICIOLI CASTELLÓN

BOSQUE DE ALISOS 47 A-PB
COLONIA BOSQUES DE LAS LOMAS
MÉXICO 05120, DISTRITO FEDERAL

TEL: 1105-1300 FAX: 2167-2148

WWW.ROBLESMIAJA.COM.MX

September 30, 2011

América Móvil, S.A.B. de C.V.
Lago Zurich 245,
Plaza Carso/ Edificio Telcel
Colonia Granada Ampliación
11529 México, D.F., México

Dear Sirs and Madams:

We have acted as legal advisors in the United Mexican States ("Mexico") to América Móvil, S.A.B. de C.V., a *sociedad anónima bursátil de capital variable* organized under the laws of Mexico (the "Company"), in connection with the proposed tender offers by the Company in the United States and in Mexico for the outstanding shares of Teléfonos de México, S.A.B. de C.V., as described in the Offer to Purchase and related offering materials to be filed with the United States Securities and Exchange Commission (the "Commission") on a combined Schedule TO and Schedule 13E-3 (the "Schedule TO").

In such capacity, we have reviewed the letter requesting exemptive relief from the provisions of Rules 14d-10(a)(1) and 14e-5 under the Securities Exchange Act of 1934, as amended, prepared by Cleary Gottlieb Steen & Hamilton LLP and dated as of September 30, 2011, and confirm that in our opinion the descriptions of Mexican law and takeover regulations contained therein are accurate and complete in all material respects for the purpose of the exemptive relief request letter.

The foregoing confirmation is limited to matters involving the laws of Mexico and is not to be read as extending by implication to any other matters not referred to herein.

We hereby consent to the inclusion of this letter with any request for relief submitted by you to the Commission in connection with the Schedule TO.

The contents of this letter may not be quoted or referred to in any public document or filed with anyone except as provided herein.

Very truly yours,

Bufete Robles Miaja, S.C.

By:____________________________
Rafael Robles Miaja
Partner